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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13E-4)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                  ZONAGEN, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                  ZONAGEN, INC.
                 (Names of Filing Persons (offeror and issuer))

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   98975L 10 8
                      (CUSIP Number of Class of Securities)

                               Joseph S. Podolski
                      President and Chief Executive Officer
                                  Zonagen, Inc.
                        2408 Timberloch Place, Suite B-10
                           The Woodlands, Texas 77380
                                 (281) 719-3400
                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy to:

                                Jeffrey R. Harder
                                Andrews Kurth LLP
                     10001 Woodloch Forest Drive, Suite 200
                           The Woodlands, Texas 77380
                                 (713) 220-4801

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [ ] third-party tender offer subject to Rule 14d-1.

                  |X| issuer tender offer subject to Rule 13e-4.

                  |X| going-private transaction subject to Rule 13e-3.

                  [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting results of the tender offer: [ ]
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ITEM 12.     EXHIBITS.

      (a)(1) Press Release Issued on November 3, 2003 Updating Proposed Tender Offer.
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                                  EXHIBIT INDEX

  Exhibit
  Number                           Description
  -------                          -----------
  (a)(1)          Press Release Issued on November 3, 2003 Updating Proposed
                  Tender Offer.